SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’ Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 - is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/ S / BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 16, 2006

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value	$205,310,293	$185,984,950

Receivables:
Participating employer contributions	8,007,490	8,098,752

Total assets	213,317,783	194,083,702

LIABILITIES:
Current liabilities	132,908	188,900

Total liabilities	132,908	188,900

NET ASSETS AVAILABLE FOR BENEFITS	$213,184,875	$193,894,802

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment income:
Interest and dividends	$6,936,627
Loan repayment interest	178,199

Total investment income	7,114,826

Contributions:
Participating employers	8,063,908
Participants	10,093,823
Rollovers	690,172

Total contributions	18,847,903

Transfers of assets	6,690,865

Net appreciation in fair value of investments	7,491,730

Total additions	40,145,324

DEDUCTIONS:
Benefits paid to participants	20,813,636
Other expenses	41,615

Total deductions	20,855,251

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	19,290,073

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	193,894,802

End of year	$213,184,875

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Merrill Lynch Trust Company, FSB serves as trustee and custodian of the plan.

Contributions and Eligibility—

a)	Deferred Contribution—The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media, Inc. (d/b/a Ford Motor Media), JWT Specialized Communications, Inc., the Gepetto Group, Inc., Foresteria, Inc., Brouillard Communications, Inc., JWT Technology LLC, MJM Creative Services, Inc. and WPP Group USA, Inc. (each an indirect wholly owned subsidiary of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”).

Effective September 1, 2004, employees (excluding employees classified as Temporary employees) become eligible to participate in the Plan on the first day of the month following their employment commencement date (from one year of qualifying service as defined by the Plan). In addition, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Participating employees, who are non-highly compensated, may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. Participating employees, who are considered highly compensated employees (as defined by the Internal Revenue Service (“IRS”)), may contribute between 1% and 12% (up to the annual federal dollar limit for these contributions). For Plan years 2005 and 2004, participating compensation is limited to $210,000 and $205,000, respectively.

b)	Matching Contribution—The relevant Participating Employer determines annually, whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

c)	Catch-Up Contributions—Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

d)

Profit Sharing Contribution—The Profit Sharing portion of the Plan is available to all U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media Inc. (d/b/a Ford Motor Media), the Gepetto

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

Group, Inc., Foresteria, Inc., Brouillard Communications, Inc., JWT Technology LLC, MJM Creative Services, Inc. and WPP Group USA, Inc. (each an indirect wholly owned subsidiary of WPP Group plc, each a “Participating Employer” and collectively the “Participating Employers”) who have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Vesting—Deferred Contributions, Catch-Up contributions and their related earnings are 100% vested and nonforfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses.

Profit Sharing Contributions and their related earnings are 100% vested and nonforfeitable.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited non-vested accounts totaled $173,546 and $56,581, respectively. These accounts were used to reduce the 2005 and 2004 contributions from Participating Employers.

Participant Loans—The Plan provides for loan and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

General purpose loans must be repaid within five years and residential loans must be repaid within 20 years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. Interest, charged at a fixed rate on loans, is a commercially reasonable rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Borrowers earn only this fixed rate of interest on their outstanding loan balance. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During Plan years 2005 and 2004, the interest rates on loans ranged from 5% to 11%.

Payment of Benefits—Distributions from the Plan are made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59 1/2, a participant may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions, Catch-Up Contributions, Rollover Contributions or Voluntary Contributions, including earnings thereon, for any reason.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides various investment options. The Plan’s mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition—Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities transactions are recorded on a trade-date basis (the date the order to buy or sell is executed). The market value of the securities at the beginning of the Plan year or at time of purchase during the year is used to establish the basis of securities sold.

The fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the fund. These investments aggregated $60,488,925, or approximately 29% of total investments of the Plan at December 31, 2005, and $57,293,795, or approximately 31% of total investments of the Plan at December 31, 2004. Investment gains related to these investments were $2,972,227 for the year ended December 31, 2005.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

3. INVESTMENTS

The Plan’s investments are held in a trust fund. The following is a schedule of investments that represent 5% or more of total net assets available for benefits as of December 31, 2005 and 2004:

	2005		2004
Description of Investment	Shares	$ Value	Shares	$ Value
Alger Midcap Growth Institutional Portfolio	954,356	15,956,840	743,125	12,536,524
Davis NY Venture Fund Cl A	518,239	17,656,388	307,464	9,436,077
Merrill Lynch Equity Index Trust 12	847,282	12,217,813	816,434	11,242,301
Merrill Lynch Growth Fund Cl 1	1,068,860	20,468,662	633,141	11,193,934
Merrill Lynch Retirement Preservation Trust	27,971,975	27,971,975	20,075,773	20,075,773
Merrill Lynch US Government Fund	1,926,143	19,396,256	1,089,832	11,192,577
MRJ Value Equity Fund	1,085,515	20,299,137	1,182,077	19,504,273
Pimco Total Return Fund	1,624,424	17,056,447	877,646	9,364,480
Thornburg Inter Value Fund A	580,335	13,864,191	486,696	9,928,596
WPP Group plc	178,676	9,648,494	202,243	11,056,618

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $7,491,730 as follows:

WPP Group plc stock	$(124,682)
Trusts	2,972,227
Mutual funds	4,644,185

Total net appreciation	$7,491,730

4. PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

5. FEDERAL INCOME TAXES

The Internal Revenue Service (“IRS”) has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator and Plan counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-Up Contributions or Matching Contributions or on income earned by the Plan. Upon termination of employment, lump-sum distributions made by the Plan to participants, their estates, or beneficiaries in excess of the participants’ Voluntary Contributions, are subject to federal income taxes. Distributions representing Voluntary Contributions are not taxable.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by Merrill Lynch Investment Managers, LP and Merrill Lynch Trust Company, FSB, who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the American Depositary Receipts of WPP Group plc (“WPP”), a party-in-interest. The Plan had 178,676 shares of WPP stock valued at $9,648,494 at December 31, 2005 and 202,243 shares valued at $11,056,618 at December 31, 2004.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

7. TRANSFER OF ASSETS

Effective December 1, 2005 (or such other date on which it was administratively practicable), the Plan accepted a transfer of assets from the MJM Creative Services, Inc. Profit Sharing Plan.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING
AND MATCHED SAVINGS PLAN

EIN: 13-1378860	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
PN: 010	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

WPP Group plc *	Common stock	**	$9,648,494
ML Ret Preservation Trust *	Common/Collective Trust	**	27,971,975
Fidelity Adv Intl T	Mutual fund	**	9,205,848
Alger MidCap Grw Instl Port	Mutual fund	**	15,956,840
ML Equity Index Trust 12 *	Mutual fund	**	12,217,813
ML US Govt Fund CL 1 *	Mutual fund	**	19,396,256
ML Fundamental Growth FND CL 1 *	Mutual fund	**	20,468,662
Pimco Total Return Fund	Mutual fund	**	17,056,447
Allianz NFJ Small-Cap Val A AD	Mutual fund	**	6,784,187
Lord Abbett Mid Cap Value FD Y	Mutual fund	**	9,491,807
Thornburg Inter Value CL I	Mutual fund	**	13,864,191
Fidelity Adv Small Cap FD CL T	Mutual fund	**	2,279,841
Davis NY Venture CL T	Mutual fund	**	17,656,388
MRJ Value Equity Fund	Common stock	**	20,299,137
Pending Settlement			290
Cash and accrued income			24,934
Participant Loans	Participant loans (maturing 2005 to 2025 at interest rates of 5% to 11%)	**	2,987,183

Total assets			$205,310,293

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 27, 2006	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm